City e-Solutions Limited

03 MAR 26 AM 7:21

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

14 March 2003

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

Your Reference: File No. 82-3667

03007641

SUPPL

Dear Sir,

We are pleased to enclose a copy announcement of 27 January 2003 and a copy of circular dated 17 February 2003 for your kind attention.

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 2922-8228.

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Yours faithfully,

Lawrence Yip
Executive Director

Enc.

3/27

Your Reference: File No - 82-3667

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

2002 FINAL RESULTS — ANNOUNCEMENT
AUDITED CONSOLIDATED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002

RESULTS

The Directors of City e-Solutions Limited (the "Company") are pleased to announce the following final audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2002 together with comparative figures.

	Note	2002 *HK$'000*	2001 *HK$'000*
Turnover	1	77,811	98,197
Cost of sales		(18,430)	(24,599)
Gross profit		59,381	73,598
Other net income/(expenses)	2	30,205	(16,257)
Administrative expenses	3	(70,873)	(95,446)
Profit/(Loss) from operations	1	18,713	(38,105)
Finance costs		—	(16)
Profit/(Loss) from ordinary activities before taxation		18,713	(38,121)
Taxation	4	(376)	(170)
Profit/(Loss) from ordinary activities after taxation		18,337	(38,291)
Minority interests		2,152	2,626
Profit/(Loss) attributable to shareholders		20,489	(35,665)
Dividends attributable to the year:	5		
Final dividend proposed after the balance sheet date HK2 cents per share (2001: Nil cents per share)		7,663	—
Earnings/(Loss) per share	6	*HK cents*	*HK cents*
Basic		5.35 cents	(9.31 cents)

Notes:

1. The analysis of the principal activities and geographical location of the operation of the company and its subsidiaries during the financial year are as follow:

	Group turnover 2002 *HK$'000*	Group turnover 2001 *HK$'000*	Profit/(Loss) from operations 2002 *HK$'000*	Profit/(Loss) from operations 2001 *HK$'000*
Business Segments				
Investment holding	13,033	21,825	34,230	(13,379)
Hospitality related services	64,778	76,372	(15,517)	(24,726)
	77,811	98,197	18,713	(38,105)
Geographical Segments				
Hong Kong	10,749	15,112	31,668	(20,008)
Singapore	4,417	6,713	3,112	6,629
United States	62,645	76,372	(16,067)	(24,726)
	77,811	98,197	18,713	(38,105)

HK$14.0 million. SWAN's revenue, saw a decline of approximately 17.4 % from the previous year to HK$61.7 million. This was attributable to the macro-economic factors, as well as the rationalization of our risk management business. Our interest income also declined by 38.9 % from the previous year to HK$14.0 million due to the sharp decline of interest rates across the world.

In response to the difficult economic environment, SWAN undertook several significant cost rationalization and business refocus initiatives in 2002. Consequently, SWAN incurred a one-time restructuring charge of HK$13.5 million during the year under review. The re-alignment of the businesses, which was completed by end of June 2002, enabled the Group to substantially reduce its operating cost base and focus its business development efforts on the hotel management and reservations distribution businesses. Following this restructuring, we were able to realize positive results by increasing the number of management contracts to 25 at the end of 2002 as compared to 20 contracts a year earlier and by recording a net increase of 10 reservation contracts to 126 at the end of 2002.

At the operating level, of great significance is the fact that SWAN reported a profit before interest income of HK$3.9 million for the second half of 2002 as compared to a loss of HK$17.0 million for the corresponding period in 2001. For the year under review, before accounting for the one-off restructuring charge of HK$13.5 million and interest income, SWAN reported a loss of HK$3.7 million as compared to a loss of HK$26.5 million in 2001.

For 2002, I am pleased to report that the Group achieved a profit of HK$20.5 million attributable to its shareholders. This takes into account an exchange gain of HK$29.2 million. The Board proposed a final dividend of HK2 cents per share for the year under review. Basic earnings per share was HK5.35 cents calculated on 383,125,524 ordinary shares in issue during the year. Group's Net Tangible Asset backing per share increased to HK$1.45 from HK$1.40 a year earlier.

On behalf of the Board of Directors, I would like to thank our customers, business partners, shareholders, management and staff for their continued support during a very challenging year.

FINANCIAL REVIEW

Group Performance

City e-Solutions Limited Group recorded a net profit attributable to its shareholders of HK$20.5 million, as compared to a net loss of HK$35.7million in the previous year. The improvement in the Group's result was due mainly to lower expenses and exchange gain recognized during the year under review.

The Group recorded a lower turnover of HK$77.8 million, down 20.8%, from HK$98.2 million in the previous year. The operating environment of the US hospitality industry, where its subsidiary, SWAN Holdings Limited Group ("SWAN") operates, continues to be very challenging. Since the rationalization, SWAN has focused its business development efforts on growing the hotel management and reservations distribution businesses and had scaled down the risk management services during the year under review.

Consequently, the lower turnover can be attributed to a lower revenue contribution from its risk management services which decreased by 66.5% to HK$6.7 million from HK$20.0 million in the previous year. Reservation revenue which is aligned to business volume and revenue stream of the hotel customers, have declined by 8.1% to HK$27.1 million from HK$29.5 million. However, higher revenue from hotel management contracts were recorded, up 28.5% to HK$21.2 million from HK$16.5 million in the previous year due to additional fees of HK$7.5 million from the Group's affiliated hotels. Another contributing factor for the lower turnover was the fall in interest income pursuant to a sharp decline in interest rates globally. The Group's interest income was HK$14.0 million, a decrease of 38.9% from HK$22.9 million in the previous year.

Included in the Administrative Expenses, was a one-time restructuring charge of HK$13.5 million incurred by SWAN as the Group undertook several significant cost rationalization and business refocus initiatives in 2002. The cost rationalization completed by the end of June 2002, had enabled SWAN to substantially reduce its operating cost base. Accordingly, total administrative expenses amounted to HK$70.9 million, down 25.7% from HK$95.4 million in the previous year.

At the operating level before interest income and before accounting for the one-off restructuring charge of HK$13.5 million, SWAN incurred a lower operating loss of HK$3.7 million for the year under review, as compared to a loss of HK$26.5 million incurred in the previous year.

Other Net Income comprises principally exchange gain of HK$29.2 million recognized by the Group for the year under [illegible]

1/2

77,811	98,197	48,813	(38,105)

2\. The analysis of Other net income/(expenses) are as follows:-

	2002 HK$'000	2001 HK$'000
Exchange gain/(loss) (net)	29,193	(12,814)
Profit on sale of fixed assets (net)	604	714
Net unrealised loss on stating securities at fair value	—	(4,515)
Others	408	358
	30,205	(16,257)

3\. **Administrative expenses**

Administrative expenses were largely incurred by the hospitality related services business unit and it includes:-

(a) a one-off restructuring charge amounting to HK$13.5 million (2001: HK$nil).

(b)

	Depreciation & Amortisation 2002 HK$'000	2001 HK$'000
Business Segments		
Investment holding	1,129	1,713
Hospitality related services	2,314	1,949
	3,443	3,662

4\. **Taxation**

	2002 HK$'000	2001 HK$'000
Hong Kong taxation	354	527
Overseas taxation	22	(357)
	376	170

The provision for Hong Kong profits tax is calculated at 16% (2001: 16%) of the estimated assessable profits for the year ended 31 December 2002. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

5\. **Dividend**

Dividends attributable to the previous financial year, approved and paid during the year:

	2002 HK$'000	2001 HK$'000
Final dividends in respect of the previous financial year, approved and paid during the year, of nil cent (2001: 2 cents) per share	—	7,663

No interim dividend was paid for the year ended 31 December 2002 (2001: Nil cents).

The directors of the Company have proposed a final dividend for the year ended 31 December 2002 of HK2 cents per share (2001: Nil cents). The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

6\. **Earnings/(Loss) per share**

a) *Basic Earnings/(Loss) Per Share*

The calculation of basic earnings (2001: loss) per share is based on profit after taxation attributable to shareholders of HK$20.5 million (2001: loss after taxation of HK$35.7 million) and on 383,125,524 (2001: weighted average of 383,125,524) ordinary shares in issue during the year.

b) *Diluted Earnings/(Loss) Per Share*

Diluted earnings/(loss) per share is not applicable as there are no dilutive potential ordinary shares during the financial year.

MANAGEMENT DISCUSSION AND ANALYSIS

CHAIRMAN'S STATEMENT

On behalf of the Board of Directors, I am pleased to present the Group's results for the financial year ended 31 December 2002 ("FY2002").

The Group, which has most of its activities in the United States, faced a challenging operating environment in 2002. The US hospitality industry continued to be constrained by the sluggish US economy, the after-effects of the tragic events of 9/11 and geopolitical uncertainties. The economic slowdown that started in 2001 resulted in a more subdued level of travel throughout 2002.

In the year under review, the Group recorded a turnover of HK$77.8 million comprising mainly revenue contribution of HK$61.7 million from its subsidiary, SWAN Holdings Limited Group ("SWAN") in the US and interest income of

~~HK$26.5 million incurred in the previous year.~~

Other Net Income comprises principally exchange gain of HK$29.2 million recognized by the Group for the year under review as compared to exchange loss of HK$12.8 million recorded in the previous year. This arose mainly from the translation of foreign currency bank deposits denominated in Sterling Pound which were received in the year 1999 from the disposal of its interest in subsidiaries and dividends. On the Group's minor investment, no provision for diminution in value is required as at the end of this financial year end while an amount of HK$4.5 million was provided to restate this investment at fair value as at the end of the previous financial year

The analyses of the Group's Revenue and Profit/(Loss) from Operations by business and geographical segments are set out in note (1) to the Income Statement.

Financial Position

As at 31 December 2002, the Group's gross assets stood at HK$609.6 million, up from HK$602.1 million as at the end of the last financial year ended 31 December 2001.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

Cash Flow and Borrowings

For the year under review, net cash inflow from operating activities amounted to HK$30.6 million. The Group received interest income of HK$14.0 million and proceeds of HK$39.0 million from disposal in investment securities. The main non-operational cash outflow related to purchase of fixed assets of HK$4.4 million.

The Group's cash and cash equivalents accordingly increased by HK$27.5 million in the financial year 2002. This increase, together with the favourable exchange translation gain on the foreign currency bank deposits resulted in a cash balance of HK$553.4 million as at the end of the financial year, up from HK$501.9 million as at the last financial year-end. Cash and cash equivalents are mainly held in Sterling Pound and United States dollars which form approximately 48% and 50% respectively of the total Cash and cash equivalents as at the financial year-end.

The Group has no borrowings for the year under review.

Treasury Activities

The Group's major foreign currency exposure is predominantly in Sterling Pound and United States dollar deposits. The Sterling Pound was received previously from the disposal of its interest in subsidiaries and dividends. With respect to the United States dollar deposits, as long as the Hong Kong dollar trades within the existing US dollar peg arrangement, currency risk will be minimal. The Group takes a medium to long term view on the Sterling Pound and Hong Kong dollars exchange rate risk and will take appropriate actions, when necessary, to reduce its foreign exchange exposure.

Employees

As at 31 December 2002, the Group had 42 employees, down from 72 as at the end of the last financial year ended 31 December 2001. The total payroll costs for the year 2002 was HK$33.8 million.

BUSINESS REVIEW AND OUTLOOK

Given the continued uncertainty over the possibility of a war in Iraq and the timing of the recovery of the US economy, we have continued to adopt a cautious approach. As in 2001, there was no new investment undertaken during the year, which has proven to be prudent. With the retention of our significant cash resources, the Group will be able to capitalize on future investment opportunities.

The decisive measures taken in 2002 to rationalize our operating costs have put the Group in a good position to build on our existing business base and grow our revenues. We continue to work on many potential contracts and are optimistic of converting some of these into multi-year contracts in 2003 and beyond. We will take a very prudent approach in managing the businesses by ensuring costs are kept in line with the level of business activities. Barring unforeseen circumstances, the Group's performance in respect of its current hospitality-related operations is likely to improve in 2003.

DIVIDENDS

The directors of the Company have proposed a final dividend for the year ended 31 December 2002 of HK2 cents per share (2001: Nil cents). No interim dividend was paid for the year ended 31 December 2002 (2001: Nil cents).

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the year. The independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraph 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Exchange's website in due course.

STATUTORY INFORMATION

The Annual General Meeting of the Company will be held on 26 May 2003.

The Register of Members will be closed from 22 May 2003 to 26 May 2003, both dates inclusive, and subject to the approval of Shareholders at the forthcoming Annual General Meeting, dividend warrants are expected to be despatched on or about 16 June 2003 to Shareholders whose names appear on the Register of Members on 26 May 2003.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 13 March 2003

File No: 82-3667

2/2

Your Reference: File No 82-3667

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in City e-Solutions Limited, you should immediately hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

RENEWAL OF WAIVER FOR ONGOING CONNECTED TRANSACTIONS

Independent Financial Adviser to the Independent Board Committee

PLATINUM
Securities

A letter from the Independent Board Committee is set out on page 10 of this circular. A letter from Platinum Securities Company Limited containing its advice to the Independent Board Committee is set out on pages 11 to 16 of this circular.

A notice convening an extraordinary general meeting of the Company to be held at Room 2803, 28th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong at 9:15 a.m. on 13 March 2003 is set out on page 23 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the principal office of the Company at Room 2803, 28th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

17 February 2003

CONTENTS

DEFINITIONS

In this circular, unless the context otherwise indicates, the following expressions have the following meanings:

"2000 Circular"	the circular issued by the Company dated 17 July 2000 in respect of, among others, the Hospitality Related Transactions between the Group and the M&C Group
"2000 Waiver"	the waiver from strict compliance with the relevant requirements of the Listing Rules granted by the Stock Exchange in 2000 to the Company in respect of, among others, the Hospitality Related Transactions, subject to certain conditions as set out in the 2000 Circular
"associate"	has the meaning ascribed to it by the Listing Rules
"Board"	the board of Directors
"CDL"	City Developments Limited, a company incorporated in the Republic of Singapore, whose shares are listed on the Singapore Exchange Securities Trading Limited, the controlling Shareholder holding approximately 52% of the issued share capital of the Company
"Company"	City e-Solutions Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Stock Exchange and owned as to approximately 52% by CDL
"Director(s)"	director(s) of the Company
"EGM"	the extraordinary general meeting of the Company to be held at Room 2803, 28th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong at 9:15 a.m. on 13 March 2003, the notice of which is set out on page 23 of this circular, or any adjournment thereof, for the purpose of considering and, if thought fit, approving the Hospitality Related Transactions and the matters relating thereto
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hospitality Related Transactions"	certain hospitality related services provided by the Group through SWAN to the hotels owned by the M&C Group, for which the 2000 Waiver was granted by the Stock Exchange, details of which are described in the section headed "The Hospitality Related Transactions" in this circular

"Independent Board Committee"	an independent committee of the Board formed to advise the Independent Shareholders on the terms of the Hospitality Related Transactions, which comprises Dr. Lo Ka Shui, Mr. Lee Jackson also known as Li Chik Sin and Mr. Chan Bernard Charnwut
"Independent Shareholders"	the shareholders of the Company other than CDL and its associates
"Latest Practicable Date"	13 February 2003 being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"M&C"	Millennium & Copthorne Hotels plc, a public company incorporated in England and Wales, whose shares are listed on the London Stock Exchange Limited and indirectly owned as to approximately 52% by CDL
"M&C Group"	M&C and its subsidiaries
"New Waiver"	the waiver submitted to the Stock Exchange by the Company applying for a waiver from strict compliance of the Listing Rules in respect of the Hospitality Related Transactions
"Platinum Securities"	Platinum Securities Company Limited, an investment adviser and a securities dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Shareholder(s)"	the holder(s) of the share(s) of HK$1.00 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"SWAN"	SWAN Inc., a company incorporated in the State of Colorado, United States, whose issued share capital is indirectly held as to 85% by the Company and 15% by M&C
"UK"	United Kingdom of Great Britain and Northern Ireland
"US" or "United States"	the United States of America
"%"	per cent.

DEFINITIONS

"HK$"	Hong Kong Dollar(s), the lawful currency of Hong Kong
"S$"	Singapore Dollar(s), the lawful currency of the Republic of Singapore
"£"	Pound(s) Sterling, the lawful currency of the UK

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

Directors:
Kwek Leng Beng *(Chairman and Managing Director)*
Vincent Yeo Wee Eng *(Chief Executive Officer)*
Kwek Leng Joo
Kwek Leng Peck
Gan Khai Choon
Wong Hong Ren*
Lawrence Yip Wai Lam

Independent Directors:
Dr. Lo Ka Shui*
Lee Jackson also known as Li Chik Sin*
Chan Bernard Charnwut*

** Non-executive Directors*

Principal office:
Room 2803, 28th Floor,
Great Eagle Centre,
23 Harbour Road,
Wanchai,
Hong Kong

Registered Office:
c/o Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

17 February 2003

To the Shareholders

Dear Sir/Madam,

RENEWAL OF WAIVER FOR ONGOING CONNECTED TRANSACTIONS

INTRODUCTION

It was announced on 24 January 2003 that the 2000 Waiver in respect of, among others, the Hospitality Related Transactions had expired on 31 December 2002. To enable the Group to enter into the Hospitality Related Transactions after expiry of the 2000 Waiver, the Company has applied to the Stock Exchange for a conditional waiver from strict compliance with the requirements under Chapter 14 of the Listing Rules for each of the three financial years ending 31 December 2005. Subject to the granting of the New Waiver by the Stock Exchange and the Independent Shareholders approving the Hospitality Related Transactions at the EGM, the Group will continue to enter into the Hospitality Related Transactions with the M&C Group.

An Independent Board Committee, comprising Dr. Lo Ka Shui, Mr. Lee Jackson and Mr. Chan Bernard Charnwut, the independent non-executive Directors, has been established to advise the Independent Shareholders regarding the terms of the Hospitality Related Transactions. Platinum Securities has been appointed as the independent financial adviser to advise the Independent Board Committee in this regard.

The purpose of this circular is to provide you with further information in relation to the Hospitality Related Transactions, the New Waiver, the advice of the Independent Board Committee, the letter of recommendation from Platinum Securities to the Independent Board Committee and to give you the notice of the EGM.

THE HOSPITALITY RELATED TRANSACTIONS

The Hospitality Related Transactions provided by the Group, through SWAN (an indirect 85% owned subsidiary of the Company), to hotels owned by the M&C Group include principally the hospitality reservation services and hospitality related risk management services.

Hospitality reservation services

The fees charged by the Group for hotel reservation is a combination of a monthly service fee and a transaction fee. The monthly service fees charged are in accordance with the level of ongoing support provided. The type of support provided include giving advice on which third party website the hotels should partner with, what room rates should be displayed on various distribution channels and what strategies the hotels should deploy for different market segments. The transaction fees are charged on a per booking basis and agreed upfront with a customer based on the expected volume of booking that the hotel is expected to generate during the contract period. Customers that generate high volume of transactions will generally be entitled to receive a bulk discount. M&C Group and independent third parties are charged on the same basis.

Hospitality related risk management services

Hospitality related risk management services offered by the Group include principally assisting hotels to get competitive insurance premiums through collective bargaining, conducting risk audits at the hotels, implementing risk prevention training programmes and offering software to record and track accidents at hotels to facilitate better risk management. These services are normally based on the insurance requirements of the hotel property which is partly determined by the various lines of coverage and size of the hotel. Service fees charged are commensurate to the type and scope of services provided and agreed with each individual customer on a case by case basis. Connected parties and independent third parties are charged on the same basis.

The Group had provided Hospitality Related Transactions to the hotels owned by the M&C Group for the past two financial years ended 31 December 2002. During the material time, M&C was, and still is, a connected person of the Company because M&C was both a subsidiary of CDL (the controlling shareholder of the Company and indirectly owning approximately 52% of the entire issued share capital of the Company) and indirectly holding 15% equity interests in SWAN. Accordingly, the Hospitality Related Transactions provided by the Group to the M&C Group constituted connected transactions for the Company under the Listing Rules. The Company had made an application to the Stock Exchange for, and the Stock Exchange had granted, a conditional waiver from strict compliance with the relevant disclosure and/or shareholders' approval requirements under the Listing Rules for the Hospitality Related Transactions. Details of the 2000 Waiver were set out in the 2000 Circular and such waiver expired on 31 December 2002.

The total amount of the turnover generated from the Hospitality Related Transactions for each of the two years ended 31 December 2002 did not exceed the cap of (i) 35% of total turnover of the Group for the year ended 31 December 2001 and (ii) 23% of the total turnover of the Group for the year ended 31 December 2002 respectively. The historic total amount of the annual turnover generated from the Hospitality Related Transactions as a percentage of the annual turnover of the Group for each of the two years ended 31 December 2002 are set out as follows:

	Percentage of the turnover of the Group for the year ended 31 December 2001	**Percentage of the turnover of the Group for the year ended 31 December 2002**
	%	%
Hospitality reservation services	16.3	17.0
Hospitality related risk management services	11.2	5.9
Hospitality Related Transactions	27.5	22.9

REASONS FOR THE HOSPITALITY RELATED TRANSACTIONS

The Directors (including the independent non-executive Directors) have confirmed that the Hospitality Related Transactions with the M&C Group have been, and will be, conducted (i) in the usual and ordinary course of business of the Group; (ii) on normal commercial terms; and (iii) on terms that are fair and reasonable so far as the Company and the Independent Shareholders taken as a whole are concerned.

The Directors believe that the continuance of the Hospitality Related Transactions are beneficial to the future of the Group mainly because the services provided to the hotels owned by the M&C Group allow the Company to generate more revenue, and therefore profitability; and the Group and the M&C Group have had a long established working relationship. The continuing relationship will continue to bring to the Group the past operational convenience and benefits and is mutually beneficial for all the parties involved.

THE NEW WAIVER

As M&C is still a connected person of the Company as described above, the Hospitality Related Transactions to be provided by the Group to the hotels owned by the M&C Group after expiry of the 2000 Waiver will constitute connected transactions for the Company under the Listing Rules and they would normally require disclosure and prior approval by the Independent Shareholders. However, since the Hospitality Related Transactions will be conducted in the usual and ordinary course of business and will occur on a regular basis, the Directors do not believe it would be practical to make disclosure or, if necessary, obtain Independent Shareholders' approval for each transaction as it arises. Accordingly, application has been made on behalf of the Company to the Stock Exchange to grant a waiver for a period of three financial years up to 31 December 2005 from strict compliance with the relevant disclosure and independent shareholders' approval requirements under the Listing Rules in respect of the Hospitality Related Transactions and matters arising from or in connection with such Hospitality Related Transactions. The Hospitality Related Transactions and the cap amount set out in paragraph (d) below shall require approval of the Independent Shareholders under the Listing Rules. The cap amount is determined primarily with reference to the Group's management's projected trend of the annual turnover for the three financial years ending 31 December 2005 and the historic percentage of the revenue from such Hospitality Related Transactions over the Group's total annual audited turnover. Any waiver granted will be subject to the following conditions:

(a) the Hospitality Related Transactions and the relevant agreements (if any) governing them shall be:

  (i) entered into by the Group in the ordinary and usual course of its business on terms that are fair and reasonable so far as the Company and its shareholders as a whole are concerned; and

  (ii) on normal commercial terms and on an arm's length basis and, where applicable, in accordance with the terms of the agreements;

(b) the Company shall disclose the details of the transactions in its annual report and accounts as set out in Rule 14.25(1) (A) to (D) of the Listing Rules together with a statement of the independent non-executive Directors and the auditors of the Company referred to in paragraphs (c) and (e);

(c) the independent non-executive Directors shall review the transactions annually and confirm, in the Company's annual report and accounts for the year in question, that such transactions have been conducted in the manner as stated in paragraph (a) above and within the cap amount set out in paragraph (d) below ("cap amount");

(d) total revenue from the transactions for each of the three financial years ending 31 December 2005 shall not exceed 23 per cent. of the total turnover of the Group for the relevant financial year;

(e) the auditors of the Company shall review the transactions annually and provide the Directors with a letter stating that:

(i) the transactions have been approved by the Directors;

(ii) the transactions are in accordance with the pricing policies of the Group;

(iii) whether the cap amount has been exceeded; and

(iv) the transactions have been entered into in accordance with the terms of the agreement relating to the transactions in question. A copy of the auditors' letter will be provided to the Stock Exchange by the Company. The Company shall contact the Stock Exchange immediately if the auditors decline to accept the engagement or are unable to provide the auditors' letter; and

(f) the ordinary resolution to be proposed at the EGM to approve the transactions and the cap amount in respect thereof is passed by the Independent Shareholders.

The Stock Exchange has indicated that (i) if any of the terms of the above mentioned connected transactions are altered; or (ii) if the annual aggregate revenue from the connected parties exceed the cap amount stated above, the Stock Exchange may revoke the waiver and the above mentioned connected transactions will be subject to the requirements of the Listing Rules.

EGM

Set out on page 23 of this circular is a notice convening the EGM to be held at Room 2803, 28th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong at 9:15 a.m. on 13 March 2003. The EGM will be convened for the purpose of considering and, if thought fit, approving the Hospitality Related Transactions and the cap amount.

A form of proxy for use at the EGM is enclosed herewith. Whether or not you are able to attend the EGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the principal office of the Company at Room 2803, 28th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event by not later than 48 hours before the time appointed for holding the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM or at any adjourned meeting should you so wish.

As required under the Listing Rules, CDL and its associates who are Shareholders will abstain from voting on the ordinary resolution to be proposed at the EGM to approve the Hospitality Related Transactions.

INDEPENDENT BOARD COMMITTEE'S RECOMMENDATION

Your attention is drawn to (i) the letter from the Independent Board Committee set out on page 10 of this circular which contains the recommendation of the Independent Board Committee to the Independent Shareholders concerning the Hospitality Related Transactions; and (ii) the letter from Platinum Securities set out on pages 11 to 16 of this circular which contains its recommendation to the Independent Board Committee on the Hospitality Related Transactions and the principal factors and reasons considered by Platinum Securities in arriving at its recommendation.

As stated in the letter from the Independent Board Committee, the Independent Board Committee, having taken into account the principal factors and reasons considered by, and the advice of Platinum Securities, considers that the terms of the Hospitality Related Transactions and the cap amount are fair and reasonable so far as the interests of the Independent Shareholders are concerned. Accordingly, it recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Hospitality Related Transactions and the cap amount.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
By Order of the Board
Kwek Leng Beng
Chairman

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

17 February 2003

To the Independent Shareholders

Dear Sir/Madam,

RENEWAL OF WAIVER FOR ONGOING CONNECTED TRANSACTIONS

We refer to the circular dated 17 February 2003 ("Circular") issued by the Company of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee established to consider the terms of the Hospitality Related Transactions and to advise you as to whether the terms of the Hospitality Related Transactions are fair and reasonable so far as the interests of the Independent Shareholders are concerned.

Platinum Securities has been appointed as the independent financial adviser to advise us regarding the Hospitality Related Transactions. Details of the advice of Platinum Securities, together with the principal factors and reasons taken into consideration in arriving at such advice, are set out in its letter in the Circular.

Having considered the principal factors and reasons considered by, and the opinion of Platinum Securities, we are of the opinion that the terms of the Hospitality Related Transactions and the cap amount as set out in the paragraph headed "The New Waiver" of the letter from the Board in the Circular are fair and reasonable so far as the interests of the Independent Shareholders are concerned. We therefore recommend you to vote in favour of the ordinary resolution to approve the Hospitality Related Transactions and the cap amount as set out in the notice of the EGM at the end of the Circular.

Yours faithfully,

Dr. Lo Ka Shui	Mr. Lee Jackson	Mr. Chan Bernard Charnwut
Independent Non-Executive Director	*Independent Non-Executive Director*	*Independent Non-Executive Director*

Set out below is the text of a letter from Platinum Securities to the Independent Board Committee prepared for inclusion in this circular:

PLATINUM Securities Company Limited

22/F Standard Chartered Bank Building
4 Des Voeux Road, Central
Hong Kong
Telephone (852) 2841 7000
Facsimile (852) 2522 2700

17 February 2003

City e-Solutions Limited
Room 2803, 28th Floor
Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

To the Independent Board Committee

Dear Sirs,

RENEWAL OF WAIVER FOR ONGOING CONNECTED TRANSACTIONS

We refer to our engagement under which Platinum Securities has been appointed as the independent financial adviser to advise the Independent Board Committee in respect of the Hospitality Related Transactions, details of which are set out in the letter from the Board in the circular of the Company dated 17 February 2003 (the "Circular") to the Shareholders of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context requires otherwise.

In our capacity as the independent financial adviser to the Independent Board Committee, our role is to give an independent opinion as to whether the terms of the Hospitality Related Transactions, as a whole, are fair and reasonable insofar as the interests of the Independent Shareholders are concerned. Our letter of recommendation to the Independent Board Committee has been prepared and delivered in accordance with the requirements of the Listing Rules for the purpose of assisting the Independent Board Committee in their duties to evaluate the terms of the Hospitality Related Transactions.

In formulating our recommendation, we have relied on the information and facts supplied by, the opinions expressed by and the representations of, the Directors and management of the Company concerning the Group and the Hospitality Related Transactions, including those facts, opinions and representations set out in the Circular. We have assumed that all such information is true and accurate in all material respects as at the date hereof. The Directors have confirmed that they take full responsibility for the contents of the Circular.

We have no reason to suspect that such information is inaccurate or that any material facts have been omitted or withheld from the information supplied or opinions expressed in the Circular. In line with normal practice, we have not, however, conducted a verification process of the information supplied to us, nor have we conducted any independent in-depth investigation into the business and affairs of the Group. The Directors have confirmed that no material facts have been omitted from the information supplied to us. We consider that we have reviewed sufficient information to enable us to reach an informed view and to provide a reasonable basis for our recommendation regarding the Hospitality Related Transactions.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion as to whether the terms of the Hospitality Related Transactions are fair and reasonable insofar as the interests of the Independent Shareholders are concerned, we have considered the following principal factors:

Background of and reasons for the Hospitality Related Transactions

CDL has substantial shareholding interest in both the Company and M&C and accordingly services provided by the Group to the M&C Group constitute connected transactions for the Company under the Listing Rules. The Company obtained the 2000 Waiver in respect of, amongst other things, the Hospitality Related Transactions from the Stock Exchange waiving it from strict compliance with the relevant disclosure and/or Independent Shareholders' approval requirements under the Listing Rules. However, the 2000 Waiver expired on 31 December 2002.

Given the on-going nature of the Hospitality Related Transactions, the Directors considered that strict compliances with the relevant Listing Rules requirements would be impracticable and unduly onerous, and the costs involved in complying with such requirements would not be beneficial to the Shareholders and the Company. Therefore, the Company has applied to the Stock Exchange for the New Waiver in order to enable the Group to continue entering into the Hospitality Related Transactions after the expiry of the 2000 Waiver. The New Waiver, amongst other things, is subject to the Independent Shareholders approving the Hospitality Related Transactions and the cap amount in respect thereof at the EGM. To this end, we consider that it is a logical decision to apply for the New Waiver which would enable the Company to execute the Hospitality Related Transactions with flexibility and in an efficient and cost effective way.

The Directors stated the reasons for the continuance of the Hospitality Related Transactions in the letter from the Board in the Circular. In particular, services provided to the hotels owned by the M&C Group allow the Group to generate more revenue and profit to the Group. The Hospitality Related Transactions represented a substantial amount of approximately 22.9% of the turnover of the Group for the year ended 31 December 2002. The Directors also stated that the Group and the M&C Group have established a long working relationship so that maintaining a business relationship with the M&C Group will continue to benefit the Group from the past operational convenience and is mutually beneficial for all the parties involved. In this regard, we concur with the view of the Directors that maintaining the business relationship with the M&C Group in respect of the Hospitality Related Transactions is in the interests of the Group and the Independent Shareholders.

Terms of the Hospitality Related Transactions

(i) *Nature of the Hospitality Related Transactions*

The Group has, through SWAN, provided Hospitality Related Transactions to the hotels owned by the M&C Group for two financial years ended 31 December 2002. The Hospitality Related Transactions include principally the hospitality reservation services and the hospitality related risk management services.

For the hospitality reservation services, the Group currently charges hotels a combination of a monthly fee and a transaction fee. The monthly fees charged are in accordance with the level of ongoing support provided. The transaction fees are charged to the hotels on a per-transaction basis and the rates are negotiated and agreed with the hotels upfront. The negotiated transaction fees principally vary with the size of the relevant hotels and/or the volume of business during the contract period. Customers that generate high volume of transactions will generally be entitled to receive a bulk discount, that is, the larger the volume of transactions being generated, the lower is the rate. As the M&C Group is a major user of the hospitality reservation services of the Group, it receives and will continue to receive a volume discount on the same basis as an independent third-party user of similar volume. We have obtained and reviewed the rates at which the Group charges the third party hotels and the hotels owned by the M&C Group and noted that the rates are comparable when the business volume involved are taken into consideration. The Directors have further confirmed that the M&C Group is and will be charged on the same basis as independent third parties in respect of the hospitality reservation services and we believe that this arrangement is fair and reasonable.

In respect of the hospitality related risk management services, the charges are normally based on the insurance requirements of the hotel property. Such insurance requirements vary with different types of coverage and size of the hotel. As such, the risk management service fees are agreed with each individual customer on a case by case basis. We have obtained and reviewed the rates at which the Group charges the third party hotels and the hotels owned by the M&C Group and noted that the rates are comparable when the business type and scope are taken into consideration. The Directors have further confirmed that the rates and terms currently offered, and to be offered, to the M&C Group are, and will be, on the same basis as those offered, and to be offered, to third parties placing business of similar type and scope to the Group. On this basis, we consider the arrangement between the M&C Group and the Group to be fair and reasonable.

(ii) *Cap Amount of the Hospitality Related Transactions*

It is one of the conditions of the New Waiver that the total turnover from the Hospitality Related Transactions for each of the three financial years ending 31 December 2005 shall not exceed 23 % (the "Cap Amount") of the total turnover of the Group for the relevant financial year. We have been advised by the Directors that the Cap Amount is determined primarily with reference to:

(a) the trend of the annual turnover for the three financial years ending 31 December 2005 as projected by the management of the Group; and

(b) the historic percentage of the revenue from the Hospitality Related Transactions to the audited total annual turnover of the Group.

The historic amount of the annual turnover generated from the Hospitality Related Transactions as a percentage of the annual turnover of the Group for each of the two years ended 31 December 2002 are set out as follows:

	Percentage of the turnover of the Group for the year ended 31 December 2001	**Percentage of the turnover of the Group for the year ended 31 December 2002**
	%	%
Hospitality reservation services	16.3	17.0
Hospitality related risk management services	11.2	5.9
Hospitality Related Transactions	27.5	22.9

As shown in the above table, the Hospitality Related Transactions have declined from approximately 27.5% to approximately 22.9% of the turnover of the Group for the two years ended 31 December 2002. The decline was mainly due to the substantial decrease in revenue generated from hospitality related risk management services provided to the hotels owned by the M&C Group, the amount of which represented approximately 11.2% and approximately 5.9% of the turnover of the Group for the two years ended 31 December 2002 respectively. The reason for the decrease in turnover of hospitality related risk management services was due to the fact that in 2001, the Group was appointed as the service provider to handle the placement of insurance coverage for all lines of the hotels of the M&C Group worldwide. However, in 2002, the M&C Group decided to handle such placement on its own except for the 13 hotels in the US. As such, fees paid to Group in respect of hospitality related risk management services were reduced in accordance with the smaller scope of work. The M&C Group has informed the Group that from 2003 onwards it intends to work directly with the insurance brokers for the placement of insurance. The only hospitality related risk

management service that the Group will provide to the M&C Group is expected to be the provision of consultative work on workers compensation to the 13 hotels of the M&C Group in the US. As a result, turnover of hospitality related risk management services has been projected to be less for the three years ending 31 December 2005 than those of the two years ended 31 December 2002.

On the other hand, hospitality reservation services provided to the hotels owned by the M&C Group increased slightly from approximately 16.3% to approximately 17.0% of the turnover of the Group for the past two years ended 31 December 2002. Based on estimates made by the management on the increase in rate of service fee for the reservation services and increase in the number of reservation transactions due to slight business growth, it is projected that turnovers generated from hospitality reservation services will increase slightly and steadily for the three years ending 31 December 2005. We consider such estimates made by the management of the Group to be reasonable.

Taking into account the projections by the management on turnovers for the three financial years ending 31 December 2005 and the historic percentage of turnover from the Hospitality Related Transactions to the annual turnover of the Group, we consider the Cap Amount of 23% of the New Waiver to be reasonable.

(iii) *New Waiver*

The New Waiver is subject to a number of conditions, details of which have been set out in the letter from the Board in the Circular. In particular, the New Waiver requires the Hospitality Related Transactions be entered into by the Group in the ordinary and usual course of business, on normal commercial terms and on an arm's length basis, and on terms that are fair and reasonable so far as the Company and the Shareholders, taken as a whole, are concerned. The Directors have confirmed that the Hospitality Related Transactions will be conducted in accordance with the conditions of the New Waiver. In addition, the auditor of the Company shall review the Hospitality Related Transactions annually and confirm to the Directors in writing, a copy of which shall be provided to the Stock Exchange, that the Group has carried out the Hospitality Related Transactions in accordance with the principal conditions of the New Waiver. We consider the conditions of the New Waiver reasonable arrangements to help ensure that the Hospitality Related Transactions will be carried out on normal commercial terms and on arm's length basis, and are fair and reasonable so far as the interests of the Company and the Independent Shareholders, taken as a whole, are concerned.

Having considered the above reasons, we are of the view that the proposed terms and conditions of the New Waiver are fair and reasonable so far as the Independent Shareholders are concerned.

RECOMMENDATION

Having considered the above-mentioned principal factors, we are of the opinion that the terms of the Hospitality Related Transactions are fair and reasonable so far as the interests of the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to approve the Hospitality Related Transactions and the Cap Amount in respect thereof to be proposed at the EGM.

Yours faithfully,
For and on behalf of
Platinum Securities Company Limited
Jeny Lau
Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests in the securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance) which have to be notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance, including interests which the Directors are taken or deemed to have under Section 31 of, or Part I of the Schedule to, the SDI Ordinance, or pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies contained in the Listing Rules or which are required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein.

Interests in the Company

Name of Director	Nature of Interest	Number of Ordinary Shares of HK$1.00 each	Approximate Percentage of Holding (%)
Kwek Leng Beng	personal	3,286,980	0.86
Kwek Leng Joo	personal	1,436,000	0.37
Kwek Leng Peck	personal	2,082,200	0.54
Gan Khai Choon	personal	1,041,100	0.27
Chan Bernard Charnwut	personal	53,850	0.01
Wong Hong Ren	personal	1,513,112	0.39
Lawrence Yip Wai Lam	personal	520,550	0.14
Vincent Yeo Wee Eng	personal	718,000	0.19

Interests in City Developments Limited

Name of Director	Nature of Interest	Number of Ordinary Shares of S$0.50 each
Gan Khai Choon	personal	79,512
	family	45,000
Wong Hong Ren	family	4,000

Interests in Hong Leong Investment Holdings Pte. Ltd.

Name of Director	Nature of Interest	Number of Ordinary Shares of S$100.00 each
Kwek Leng Beng	personal	2,320
Kwek Leng Joo	personal	1,290
Kwek Leng Peck	personal	304
Gan Khai Choon	family	247

Interests in CDL Hotels New Zealand Limited*

Name of Director	Nature of Interest	Number of Ordinary Shares of No Par Value
Kwek Leng Beng	personal	3,000,000
Wong Hong Ren	personal	2,000,000
Vincent Yeo Wee Eng	personal	500,000

**Note:* CDL Hotels New Zealand Limited is an indirect subsidiary of Millennium & Copthorne Hotels plc, a subsidiary of City Developments Limited. City Developments Limited is the holding company of the Company.

Interests in options in M&C

Pursuant to the Millennium & Copthorne Hotels plc executive share option scheme ("M&C Executive Share Option Scheme") operated by M&C, certain Directors have outstanding options thereunder ("M&C Options") to subscribe for shares in M&C for cash as follows:

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per Share in M&C	Exercise Period
Vincent Yeo Wee Eng	A	05/03/1998	6,509	£4.6087	05/03/2001 to 04/03/2008
	B	05/03/1998	15,186	£4.6087	05/03/2001 to 04/03/2005
	B	05/03/1999	20,693	£4.8321	05/03/2002 to 04/03/2006
Wong Hong Ren	B	14/03/2001	69,364	£4.3250	14/03/2004 to 13/03/2008
	B	15/03/2002	153,084	£3.2250	15/03/2005 to 15/03/2009

**Note:* M&C Executive Share Option Scheme has two parts. Part A is designed for the approval by the UK Inland Revenue, which approval was obtained under Schedule 9 of the Income and Corporation Taxes Act 1988 on 12 April 1996. Part B is an unapproved executive share option scheme designed for UK and non-UK executives.

As at the Latest Practicable Date, none of the Directors had any interest, direct or indirect, in any assets which have been acquired or disposed or by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2001, the date to which the latest published audited financial statements of the Company were made up.

As at the date of this circular, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group which was significant in relation to the business of the Group.

3. SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, as at the Latest Practicable Date, according to the register of substantial shareholders kept by the Company under Section 16(1) of the SDI Ordinance and so far as is known to the Directors and the chief executive of the Company, no other person, other than the Directors and chief executive of the Company, was interested or taken or deemed to be interested in 10% or more of the nominal value of any class of share capital of the Company carrying rights to vote in all circumstances at general meetings of the Company or in any option in respect of such share capital.

Name of Shareholder	Number of Shares Held	Shareholding Percentage (%)
eMpire Investments Limited	190,523,819	49.73
City Developments Limited	200,854,743(1)	52.43
Hong Leong Investment Holdings Pte. Ltd.	231,119,512(2)	60.33
Kwek Holdings Pte Ltd	231,119,512(3)	60.33

Notes:

(1) As at the Latest Practicable Date of the 200,854,743 Shares beneficially owned by wholly-owned subsidiaries of City Developments Limited ("CDL") representing approximately 52.43% of the issued share capital of the Company, 190,523,819 Shares are held by eMpire Investments Limited.

(2) The interest of CDL as at the Latest Practicable Date in 200,854,743 Shares representing approximately 52.43% of the issued share capital of the Company, is included in the aggregate number of Shares disclosed.

(3) The interest of Hong Leong Investment Holdings Pte. Ltd. as at the Latest Practicable Date in 231,119,512 Shares, representing approximately 60.33% of the issued share capital of the Company, is included in the aggregate number of Shares disclosed.

Save as disclosed below, as at the Latest Practicable Date, so far as is known to the Directors and chief executive of the Company, no other person was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any subsidiary of the Group or in any option in respect of such capital.

Name of Subsidiary of the Company	Name of Owner	Percentage of Nominal Value of Issued Capital Held
SWAN Holdings Limited	Hong Leong Hotels Pte. Ltd.*	15%

* Hong Leong Hotels Pte. Ltd. is an indirect subsidiary of M&C.

4. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2001, the date to which the latest published audited financial statements of the Company were made up.

5. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors has any existing or proposed service contract with the Company or any of its subsidiaries excluding contracts expiring or determinable by the Group within one year without payment of compensation (other than statutory compensation).

6. EXPERT AND CONSENT

The following is the qualification of the expert who has given opinion or advice which is contained in this circular:

Name	**Qualification**
Platinum Securities Company Limited	an investment adviser and a securities dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)

As at the Latest Practicable Date, Platinum Securities did not have any shareholding in any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group nor did it have any interest, either direct or indirect, in any assets which have been acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group, since 31 December 2001, the date to which the latest published audited financial statements of the Company were made up.

Platinum Securities has given and has not withdrawn its written consent to the issue of this circular with inclusion herein of its letter and references to its name, in the form and context in which they respectively appear.

7. GENERAL

(a) The secretary of the Company is Mr. Tsang Link Carl, Brian, a practicing solicitor in Hong Kong.

(b) The principal share registrar of the Company is Computershare Hong Kong Investor Services Limited at Rooms 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c) The English text of this circular and the accompanying proxy form shall prevail over the Chinese text.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Iu, Lai & Li at 20th Floor, Gloucester Tower, The Landmark, Central, Hong Kong during normal business hours from the date of this circular up to and including the date of the EGM:

(i) the memorandum and articles of association of the Company;

(ii) the letter from Platinum Securities as set out in this circular; and

(iii) the written consent from Platinum Securities referred to in the section headed "Expert and Consent" in this appendix.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of City e-Solutions Limited ("Company", together with its subsidiaries, the "Group") will be held at Room 2803, 28th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong at 9:15 a.m. on 13 March 2003 for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution which will be proposed as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT** the Hospitality Related Transactions (as defined in the circular of the Company dated 17 February 2003 ("Circular")), which have been and will be conducted on a regular basis and in the usual and ordinary course of business of the Group, and the "cap amount" as described in the paragraph headed "The New Waiver" in the Circular be and are hereby approved and THAT the directors of the Company be and are hereby authorized to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Hospitality Related Transactions."

By Order of the Board
Tsang Link Carl, Brian
Company Secretary

Hong Kong, 17 February 2003

Notes:

(a) A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and on poll to vote in his/her stead. A proxy need not be a member of the Company.

(b) A form of proxy of the meeting is enclosed. If the appointer is a corporation, the form of proxy must be under its common seal or, under the hand of an officer or attorney duly authorized on its behalf.

(c) In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the Company's principal office at Room 2803, 28th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof, as the case may be.

(d) Where there are joint registered holders of any share of the Company, any one of such holders may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at the meeting personally or by proxy, that one of such holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

City e-Solutions Limited

(於開曼群島註冊成立之有限公司)

茲通告City e-Solutions Limited(「本公司」,連同其附屬公司統稱「本集團」)謹訂於二零零三年三月十三日上午九時十五分,於香港灣仔港灣道23號鷹君中心28樓2803室舉行股東特別大會,藉以考慮並酌情以普通決議案方式通過(無論有否作出修訂)下列決議案。

普通決議案

「**動議**批准已按及將會按本集團日常及一般業務過程定期進行之酒店業相關交易(定義見本公司於二零零三年二月十七日刊發之通函(「該通函」),及該通函「新豁免」一段所述之「上限」,另**動議**授權本公司董事作出一切該等進一步行動及事情及簽署一切該等其他文件,以及作出彼等認為必需、適宜或合適之所有行動,以實行酒店業相關交易之條款及使其生效。」

承董事會命
公司秘書
曾令嘉

香港,二零零三年二月十七日

附註:

(a) 有權出席大會並於會上投票之股東有權委任一名或以上代表代其出席大會並於會上投票。受委代表毋須為本公司之股東。

(b) 隨函附奉大會之代表委任表格。如委任人為一間公司,則代表委任表格必須蓋上公司印鑑或由代表該公司之正式授權職員或授權人親筆簽署。

(c) 本代表委任表格連同授權簽署本表格之授權書或其他授權文件(如有),或由公證人簽署證明之該等授權書或其他授權文件副本,最遲須於大會或其任何續會(視情況而定)指定舉行時間48小時前交回本公司之主要辦事處,地址為香港灣仔港灣道23號鷹君中心28樓2803室,方為有效。

(d) 倘屬本公司任何股份聯名登記持有人,則任何一位該等人士均可於大會上就該等股份投票(不論親身或委派代表),猶如其為唯一有權投票者。惟若超過一位有關之本公司股份聯名持有人親身或委派代表出席大會,則僅有本公司股東名冊內有關聯名持有人中排名首位之出席者方有權就該等股份投票。

8. 備查文件

下列文件由本通函刊發日期起至股東特別大會日期(包括該日)止期間，在一般辦公時間內於姚黎李律師行之辦事處(地址為香港中環置地廣場告羅士打大廈20樓)可供查閱：

(i) 本公司之公司組織章程大綱及細則；

(ii) 本通函所載之百德能證券函件；及

(iii) 本附錄「專業人士及同意書」一節所述之百德能證券同意書。

4. 重大不利變動

董事並不知悉自二零零一年十二月三十一日(即編製本公司最近期刊發之經審核財務報表之日期)以來，本集團之財務或經營狀況出現任何重大不利變動。

5. 服務合約

於最後實際可行日期，概無董事已與本公司或其任何附屬公司訂立任何現有或擬訂立任何服務合約，惟於一年內屆滿或本集團可於一年內免付補償(法定補償除外)而終止之服務合約除外。

6. 專業人士及同意書

以下為於本通函提供意見之專業人士之專業資格：

名稱	專業資格
百德能證券有限公司	根據香港法例第333章證券條例註冊之投資顧問兼證券交易商

於最後實際可行日期，百德能證券並無於本集團任何成員公司中擁有任何股權，亦並無擁有認購或提名他人認購本集團任何成員公司之證券之任何權利(不論是否屬法律可強制執行)，且自二零零一年十二月三十一日(即編製本公司最近期刊發之經審核財務報表之日期)以來，概無於本集團任何成員公司已收購或出售或租賃或擬收購或出售或租賃之任何資產中擁有直接或間接權益。

百德能證券已就本通函之刊行發出其同意書，並按本通函分別所載之形式及涵義轉載其函件及引述其名稱，且迄今並無撤回其同意書。

7. 一般事項

(a) 本公司之秘書為香港執業律師曾令嘉先生。

(b) 本公司之主要股份過戶登記處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-16室。

(c) 本通函及隨附之代表委任表格之中、英文版如有任何歧義，概以英文本為準。

3. 主要股東

除下文所披露者外，於最後實際可行日期，按照本公司根據披露權益條例第16(1)條存置之主要股東名冊所示及據本公司董事及行政總裁所知，概無其他人士(本公司董事及行政總裁除外)擁有或被假定或被視為擁有附有可在任何情況下於本公司股東大會上投票之權利之任何類別股本面值10%或以上之權益或擁有該類股本之任何購股權。

股東名稱	持有股份數目	股權百分比 %
eMpire Investments Limited	190,523,819	49.73
城市發展有限公司	200,854,743[1]	52.43
Hong Leong Investment Holdings Pte. Ltd.	231,119,512[2]	60.33
Kwek Holdings Pte Ltd	231,119,512[3]	60.33

附註：

(1) 於最後實際可行日期，城市發展有限公司(「城市發展」)之全資附屬公司實益擁有之200,854,743股股份，佔本公司已發行股本約52.43%，190,523,819股股份由eMpire Investments Limited持有。

(2) 於最後實際可行日期，城市發展擁有200,854,743股股份權益，佔本公司之已發行股本約52.43%，已包括在已披露之股份總數內。

(3) 於最後實際可行日期，Hong Leong Investment Holdings Pte. Ltd.擁有231,119,512股股份權益，佔本公司已發行股本約60.33%，已包括在已披露之股份總數內。

除下文所披露者外，於最後實際可行日期，據本公司董事及行政總裁所知，並無任何其他人士直接或間接擁有附有在任何情況下於本集團任何附屬公司之股東大會上投票之權利之任何類別股本面值10%或以上之權益或擁有該類股本之任何購股權。

本公司附屬公司名稱	擁有人名稱	所持已發行股本面值比例
SWAN Holdings Limited	Hong Leong Hotels Pte. Ltd.*	15%

* Hong Leong Hotels Pte. Ltd.為M&C之間接附屬公司。

於M&C購股權之權益

根據由M&C管理之Millennium & Copthorne Hotels plc行政人員購股權計劃（「M&C行政人員購股權計劃」），若干董事根據該計劃擁有可以現金認購全新M&C股份之未行使購股權（「M&C購股權」）如下：

董事姓名	部份*	授出日期	未行使M&C購股權數目	每股M&C股份之行使價	行使期
楊為榮	A	一九九八年三月五日	6,509	4.6087英鎊	二零零一年三月五日至二零零八年三月四日
	B	一九九八年三月五日	15,186	4.6087英鎊	二零零一年三月五日至二零零五年三月四日
	B	一九九九年三月五日	20,693	4.8321英鎊	二零零二年三月五日至二零零六年三月四日
王鴻仁	B	二零零一年三月十四日	69,364	4.3250英鎊	二零零四年三月十四日至二零零八年三月十三日
	B	二零零二年三月十五日	153,084	3.2250英鎊	二零零五年三月十五日至二零零九年三月十五日

*附註：M&C行政人員購股權計劃分兩部份。A部份已獲英國稅務局於一九九六年四月十二日根據Income and Corporation Taxes Act 1988之附表9之規定批准。B部份專為英國及非英國行政人員設立之未經批准行政人員購股權計劃。

於最後實際可行日期，自二零零一年十二月三十一日（即編製本公司最近期刊發之經審核財務報表之日期）以來，董事概無於本集團任何成員公司已收購或出售或租賃，或本集團任何成員公司擬收購或出售或租賃之任何資產中擁有任何直接或間接權益。

於本通函刊發日期，概無董事於本集團任何成員公司所訂立且對本集團業務有重大影響之任何合約或安排中擁有重大權益。

於Hong Leong Investment Holdings Pte.Ltd.之權益

董事姓名	權益性質	每股面值 100.00新加坡元之 普通股數目
郭令明	個人	2,320
郭令裕	個人	1,290
郭令栢	個人	304
顏溪俊	家族	247

於CDL Hotels New Zealand Limited*之權益

董事姓名	權益性質	無面值之 普通股數目
郭令明	個人	3,000,000
王鴻仁	個人	2,000,000
楊為榮	個人	500,000

*附註： CDL Hotels New Zealand Limited為Millennium & Copthorne Hotels plc(城市發展有限公司之附屬公司)之一間非直接附屬公司。城市發展有限公司為本公司之控股公司。

1. 責任聲明

本通函載有上市規則之資料，旨在提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等所知及所信，本通函所載之資料並無遺漏任何其他事實，致令本通函任何內容產生誤導。

2. 權益披露

除下文所披露者外，於最後實際可行日期，各董事或本公司之行政總裁概無於本公司或其任何相聯法團(定義見披露權益條例)之證券中擁有須遵照披露權益條例第28條知會本公司及聯交所之權益(包括根據披露權益條例第31條或附表第一部各董事被假定或視為擁有之權益)，或擁有根據上市規則所載上市公司董事進行證券交易之標準守則而須知會本公司及聯交所之權益，或擁有須列入本公司遵照披露權益條例第29條保存之登記名冊內之權益。

於本公司之權益

董事姓名	權益性質	每股面值1.00港元之普通股數目	概約持股百分比(%)
郭令明	個人	3,286,980	0.86
郭令裕	個人	1,436,000	0.37
郭令栢	個人	2,082,200	0.54
顏溪俊	個人	1,041,100	0.27
陳智思	個人	53,850	0.01
王鴻仁	個人	1,513,112	0.39
葉偉霖	個人	520,550	0.14
楊為榮	個人	718,000	0.19

於城市發展有限公司之權益

董事姓名	權益性質	每股面值0.50新加坡元之普通股數目
顏溪俊	個人	79,512
	家族	45,000
王鴻仁	家族	4,000

推薦建議

經考慮上文所述之主要因素後，吾等認為酒店業相關交易之條款就獨立股東之利益而言屬公平合理。因此，吾等建議獨立董事委員會推薦獨立股東於股東特別大會上投票贊成批准酒店業相關交易及其上限之普通決議案。

此致

City e-Solutions Limited
香港
灣仔
港灣道23號
鷹君中心
28樓2803室

獨立董事委員會　台照

代表
百德能證券有限公司
董事總經理
劉珍妮
謹啟

二零零三年二月十七日

險經紀接觸。預期　貴集團將向M&C集團提供之唯一酒店相關風險管理服務，是向M&C集團於美國之13間酒店提供有關員工酬金之顧問工作。因此，預期截至二零零五年十二月三十一日止三個年度所提供之酒店相關風險管理服務之營業額，會較截至二零零二年十二月三十一日止兩個年度為少。

另一方面，截至二零零二年十二月三十一日止過去兩個年度，向M&C集團擁有之酒店提供之酒店訂房服務輕微上升，由佔　貴集團營業額約16.3%增至約17.0%。由於業務出現輕微增長使訂房服務之服務費增加及酒店訂房交易之數量增加，管理層據此作出估計，預期截至二零零五年十二月三十一日止三個年度，賺取自酒店訂房服務之營業額將會輕微而穩定地上升。吾等認為　貴集團管理層所作出之估計合理。

計及管理層對截至二零零五年十二月三十一日止三個財政年度之營業額預測，以及過往酒店業相關交易之營業額佔　貴集團年度營業額之百分比後，吾等認為，新豁免之23%上限屬合理。

(iii) 新豁免

新豁免須待若干條件獲達成後，方告作實，有關詳情已載於該通函所載之董事會函件內。其中較為特別之條件，是新豁免要求　貴集團所訂立之酒店業相關交易，乃於　貴集團日常及一般業務過程中，按正常商業條款及經公平原則磋商，以及按就　貴公司及其全體股東而言屬公平合理之條款訂立。董事已確認，酒店業相關交易將會根據新豁免之條款進行。此外，　貴公司之核數師應每年審核酒店業相關交易，並向董事發出書面確認，須向聯交所提供書面確認，確認　貴集團已根據新豁免之主要條款進行酒店業相關交易。吾等認為，新豁免之條款屬於合理安排，以協助確保酒店業相關交易將會按正常商業條款及經公平原則磋商，以及對　貴公司及全體獨立股東之利益而言屬公平合理而進行。

經考慮上述原因，吾等認為新豁免之建議條款及條件對獨立股東而言屬公平合理。

(ii) *酒店業相關交易之上限*

新豁免之條件之一，是截至二零零五年十二月三十一日止三個財政年度各年，酒店業相關交易之營業總額不得超過 貴集團於有關財政年度之營業總額之23%(「上限」)。吾等獲董事告知，上限主要參考以下基準釐定：

(a) 貴集團管理層預計截至二零零五年十二月三十一日止三個財政年度之每年營業額趨勢；及

(b) 過往酒店業相關交易收益佔 貴集團經審核每年營業總額之百分比。

截至二零零二年十二月三十一日止兩個年度各年，過往酒店業相關交易所賺取之每年營業額(按 貴集團每年營業額之百分比計算)載列如下：

	截至二零零一年十二月三十一日止年度 貴集團營業額之百分比	**截至二零零二年十二月三十一日止年度 貴集團營業額之百分比**
	%	%
酒店訂房服務	16.3	17.0
酒店相關風險管理服務	11.2	5.9
酒店業相關交易	27.5	22.9

誠如上表所示，截至二零零二年十二月三十一日止兩個年度，酒店業相關交易曾經下跌，由佔 貴集團營業額約27.5%下跌至約22.9%。下跌主要是由於賺取自向M&C集團擁有之酒店提供之酒店相關風險管理服務收益大幅下滑，截至二零零二年十二月三十一日止兩個年度，有關金額分別佔 貴集團營業額約11.2%及約5.9%。酒店相關風險管理服務之營業額下跌，原因是由於 貴集團於二零零一年獲委任為服務供應商，處理M&C集團全球各類酒店之保險覆蓋範圍安排。然而，M&C集團於二零零二年決定除美國之13間酒店外，將會自行處理有關安排。因此，就酒店相關風險管理服務向 貴集團支付之費用，亦根據工作規模較少而減少。M&C集團已知會 貴集團，其擬由二零零三年開始就保險安排直接與保

董事於該通函內之董事會函件中說明繼續進行酒店業相關交易之原因。其中，向M&C集團擁有之酒店提供服務使　貴集團為　貴集團賺取更多收益及溢利。截至二零零二年十二月三十一日止年度，酒店業相關交易佔　貴集團營業額之龐大分額，約為22.9%。董事亦指出，　貴集團與M&C集團經已建立長期合作關係，因此，與M&C集團維持業務關係將會因過往之營運便利而使　貴集團得益，且對參與各方亦有相互利益。就此而言，吾等與董事之意見一致，認為維持與M&C集團有關酒店業相關交易之業務關係，乃符合　貴集團及獨立股東之利益。

酒店業相關交易之條款

(i) *酒店業相關交易之性質*

截至二零零二年十二月三十一日止兩個財政年度，　貴集團已透過SWAN向M&C集團擁有之酒店提供酒店業相關交易。酒店業相關交易主要包括酒店訂房服務及酒店相關風險管理服務。

貴集團現時就酒店訂房服務向酒店收取月費及交易費。月費乃根據持續提供支援服務而收取。而交易費乃按每次交易基準及預先與酒店磋商協定之收費向酒店收取。經磋商之交易費用主要隨著有關酒店之規模及／或於合約期間之生意額而有所不同。帶來大量交易之客戶一般會獲得大幅折扣，即交易越多，收費越低。由於M&C集團是　貴集團酒店訂房服務之主要用戶，其獲得及將繼續按照類似交易量之獨立第三者之相同基準獲得折扣額。吾等已取得並審核　貴集團向第三方酒店及M&C集團擁有之酒店收取之費用，並於考慮所涉及之生意額時知悉有關費用屬可資比較者。董事已進一步確認，　貴集團現時及將會按照獨立第三者之相同基準，就酒店訂房服務向M&C集團收取費用，吾等相信，此項安排屬公平合理。

就酒店相關風險管理服務而言，收費一般以酒店物業之保險要求為基準。該等保險要求隨著酒店之不同覆蓋範圍及規模而有所不同。因此，風險管理服務費用是逐次與各個別客戶協定。吾等已取得並審核　貴集團向第三方酒店及M&C集團擁有之酒店收取之費用，並於考慮業務種類及規模時知悉有關費用屬可資比較者。董事已進一步確認，現時提供及將提供予M&C集團之費用及條款，乃按照及將會按照現時及將會提供予業務種類及規模與　貴集團類似之第三者之相同基準。基於此基準，吾等認為M&C集團與　貴集團間之安排屬公平合理。

在達致吾等之推薦建議時，吾等依賴由 貴公司董事及管理層就 貴集團及酒店業相關交易所提供之資料及事實，及彼等所表達之意見及作出之陳述，包括該通函所載之事實，意見及陳述。吾等已假設該通函所載之一切資料於該通函刊發日期在各重大方面均為真實及正確。各董事已確認，彼等會就該通函之內容負全責。

吾等並無理由懷疑該等資料屬不準確或該通函所提供之資料或所表達之意見有所遺漏或隱瞞任何重要事實。然而，按照一般行業慣例，吾等並無對吾等所獲提供之資料進行核證，亦無就 貴集團之業務及事務進行任何獨立深入調查。各董事已確認，吾等獲提供之資料並無遺漏任何重要事實。吾等認為，吾等已審閱足夠資料，以達致知情意見，及就吾等有關酒店業相關交易之推薦建議提供合理基準。

所考慮之主要因素及原因

在達致吾等就酒店業相關交易之條款整體對獨立股東之權益而言是否公平合理之意見時，吾等已考慮下列主要因素：

進行酒店業相關交易之背景及原因

城市發展於本公司及M&C均持有重大股權，因此，根據上市規則， 貴集團向M&C集團提供服務構成 貴公司之關連交易。 貴公司就(其中包括)酒店業相關交易取得聯交所給予之二零零零年豁免，豁免嚴格遵守上市規則有關披露及／或獨立股東批准之規定。然而，二零零零年豁免於二零零二年十二月三十一日屆滿。

鑒於酒店業相關交易之持續性質，董事認為嚴格遵守有關上市規則之規定是不切實際及繁瑣，而且遵守該等規定所涉及之費用並不合乎股東及 貴公司之利益。因此， 貴公司已向聯交所申請新豁免，從而使 貴集團可於二零零零年豁免屆滿後繼續進行酒店業相關交易。新豁免(其中包括)須待獨立股東於股東特別大會上批准酒店業相關交易及其上限後，始可作實。就此而言，吾等認為申請新豁免的決定符合邏輯，讓 貴公司可靈活及以有效率和節省成本之方式執行酒店業相關交易。

以下為百德能證券致獨立董事委員會之函件全文，以供載入本通函：

百德能證券有限公司

香港中環
德輔道中4號
渣打銀行大廈22樓
電話 (852) 2841 7000
傳真 (852) 2522 2700

敬啟者：

重續持續關連交易之豁免

吾等謹此提述百德能證券獲委聘為獨立財務顧問，就酒店業相關交易向獨立董事委員會提出意見，詳情載於 貴公司於二零零三年二月十七日向股東發出之通函(「該通函」，本函件為其部分。)內董事會函件中。除文義另有所指外，本函件所用詞彙與該通函內所界定者具有相同涵義。

身為獨立董事委員會之獨立財務顧問，吾等之角色是就酒店業相關交易之條款整體對獨立股東之權益而言是否公平合理提出獨立意見。就協助獨立董事委員會評估酒店業相關交易之條款而言，吾等已根據上市規則之規定編製及提交致獨立董事委員會之推薦建議函件。

City e-Solutions Limited

(於開曼群島註冊成立之有限公司)

敬啟者：

重續持續關連交易之豁免

吾等謹此提述本公司於二零零三年二月十七日刊發之通函(「該通函」)，本函件為其一部份。除文義另有所指外，該通函所界定之詞語與本函件所用者具有相同涵義。

吾等已獲董事會委任為獨立董事委員會，以考慮酒店業相關交易之條款，並向　閣下提供酒店業相關交易之條款對獨立股東利益而言是否屬公平合理提供意見。

百德能證券已獲委任為獨立財務顧問，負責向吾等提供有關酒店業相關交易之意見。百德能證券發出之意見詳情，連同其於達致該意見時所考慮之主要因素及原因，載於該通函之百德能證券函件內。

經考慮百德能證券所考慮之主要因素及原因及所提供之意見後，吾等認為酒店業相關交易之條款及上限(載於該通函董事會函件「新豁免」一段)，對獨立股東利益而言屬公平合理。因此，吾等建議　閣下投票贊成普通決議案，以批准酒店業相關交易及上限(載於本通函最後部分之股東特別大會通告內)。

此致

列位獨立股東　台照

獨立非執行董事	獨立非執行董事	獨立非執行董事
羅嘉瑞醫生	**李積善先生**	**陳智思先生**
謹啟	謹啟	謹啟

二零零三年二月十七日

獨立董事委員會之推薦建議

閣下敬請留意(i)本通函第10頁所載之獨立董事委員會函件，當中載有獨立董事委員會就酒店業相關交易致獨立股東之推薦建議；及(ii)本通函第11至第16頁所載之百德能證券函件，當中載有其就酒店業相關交易致獨立董事委員會之推薦建議及百德能證券於達致其推薦建議時所考慮之主要因素及原因。

誠如獨立董事委員會函件所述，獨立董事委員會經考慮百德能證券所考慮之主要因素及原因及提供之意見後，認為酒店業相關交易之條款及上限對獨立股東之權益而言確屬公平合理。因此，獨立董事委員會建議獨立股東投票贊成股東特別大會上提呈之普通決議案，以批准酒店業相關交易及上限。

其他資料

閣下亦敬請留意本通函附錄所載之其他資料。

此致

列位股東　台照

承董事會命
主席
郭令明
謹啟

二零零三年二月十七日

(e) 本公司之核數師須每年審閱該等交易，並向董事發出函件，述明：

(i) 董事已批准該等交易；

(ii) 該等交易乃按本集團之價格政策而進行；

(iii) 該等交易是否超出上限；及

(iv) 該等交易已按其相關之協議條款訂立。本公司將向聯交所提供核數師函件。若該等核數師不能受聘或無法提供核數師函件，則本公司會立即聯絡聯交所；及

(f) 獨立股東通過將於股東特別大會上提呈之普通決議案，以批准該等交易及有關之上限。

聯交所已表示，(i)若上述關連交易之任何條款有所更改；或(ii)若每年來自關連人士之收益總額超過上述上限，則聯交所可撤銷豁免，而上述關連交易將須受上市規則所規限。

股東特別大會

本公司謹訂於二零零三年三月十三日上午九時十五分於香港灣仔港灣道23號鷹君中心28樓2803室舉行股東特別大會，大會通告載於本通函第23頁。藉召開股東特別大會，以考慮及酌情批准酒店業相關交易及上限。

隨函附奉股東特別大會代表委任表格。 閣下無論能否親身出席股東特別大會，亦敬請將隨附之代表委任表格按所印付之指示填妥，並盡快交回本公司之主要辦事處，地址為香港灣仔港灣道23號鷹君中心28樓2803室，惟在任何情況下須於召開股東特別大會或其任何續會指定舉行時間前48小時送達。 閣下填妥並交回代表委任表格後，仍可親身出席股東特別大會或其任何續會，並於會上投票。

根據上市規則規定，城市發展及其聯繫人(身為股東)將在股東特別大會上就批准酒店業相關交易提呈之普通決議案投票時棄權。

新豁免

誠如上文所述，由於M&C仍為本公司之關連人士，故根據上市規則，本集團於二零零零年豁免屆滿後向M&C集團所擁有之酒店提供之酒店業相關交易，將構成本公司之關連交易，故一般須予以披露及事先經獨立股東批准。然而，由於酒店業相關交易將於日常及一般業務過程中進行，並會定期發生，故董事相信，於每出現交易時便予以披露或(如需要)取得獨立股東批准，均為不可行之舉。因此，已代表本公司向聯交所申請，於直至二零零五年十二月三十一日止三個財政年度期間授出一項豁免，毋須就酒店業相關交易及因此而產生或與此有關之事宜，嚴格遵守上市規則之披露及經獨立股東批准之規定。根據上市規則，酒店業相關交易及下文(d)段所列之上限，均須經獨立股東批准。該上限乃主要參考本集團管理層預期於截至二零零五年十二月三十一日止三個財政年度之每年營業額趨勢，以及來自酒店業相關交易之收益，佔本集團之每年經審核總營業額之歷史百分比而釐定。待達成下列各條件後，方會授出豁免：

(a) 酒店業相關交易及監管該等交易之相關協議(如有)須：

(i) 由本集團於其日常及一般業務過程中，按就本公司及其全體股東而言屬公平合理之條款訂立；及

(ii) 按正常商業條款及經公平原則磋商，以及(如適用) 根據該等協議之條款訂立；

(b) 本公司須根據上市規則第14.25(1)(A)至(D)條，於其年報及賬目中披露有關該等交易之詳情，連同本公司之獨立非執行董事及核數師發表(c)及(e)段所述之聲明；

(c) 獨立非執行董事須每年審核該等交易，並於本公司在有關年度之年報及賬目中確認，該等交易已按上文(a)段所述方式，並在下文(d)段所列之上限(「上限」)範圍內進行；

(d) 截至二零零五年十二月三十一日止三個財政年度各年，來自該等交易之收益總額，不得超過本集團於有關財政年度之營業總額之23%；

截至二零零二年十二月三十一日止過去兩個財政年度，本集團向M&C集團所擁有之酒店提供酒店業相關交易。於關鍵時間，由於M&C為城市發展（本公司之控股股東，並間接擁有本公司全部已發行股本約52%權益）之一間附屬公司，並間接持有SWAN之15%股本權益，故M&C為，並仍為本公司之關連人士。因此，根據上市規則，本集團向M&C集團提供之酒店業相關交易，構成本公司之關連交易。本公司已向聯交所申請，而聯交所亦已授出一項有條件豁免，毋須本公司就酒店業相關交易，嚴格遵守上市規則之有關披露及／或股東批准之規定。二零零零年豁免之有關詳情載於二零零零年通函內，該項豁免於二零零二年十二月三十一日屆滿。

截至二零零二年十二月三十一日止兩個年度各年，酒店業相關交易所賺取之總營業額，分別並無超過(i)本集團截至二零零一年十二月三十一日止年度營業總額之35%及(ii)本集團截至二零零二年十二月三十一日止年度營業總額之23%。截至二零零二年十二月三十一日止兩個年度各年，過往酒店業相關交易所賺取之每年營業額之總額佔本集團每年營業額之百分比載列如下：

	截至二零零一年十二月三十一日止年度　貴集團營業額之百分比	截至二零零二年十二月三十一日止年度　貴集團營業額之百分比
	%	%
酒店訂房服務	16.3	17.0
酒店相關風險管理服務	11.2	5.9
酒店業相關交易	27.5	22.9

訂立酒店業相關交易之原因

董事（包括獨立非執行董事）已確認，與M&C集團訂立之酒店業相關交易，為及將為(i)於本集團之日常及一般業務過程中；(ii)按正常商業條款；以及(iii)按就本公司及全體獨立股東而言屬公平合理之條款訂立。

董事相信，持續進行酒店業相關交易，有利於本集團之未來業務。此乃主要由於向M&C集團所擁有之酒店提供該等服務，可使本公司賺取更多收益，從而提高盈利能力，加上本集團與M&C集團之間已建立長久工作關係所致。持續保持該關係，將繼續為本集團帶來過去業務上所享有之便利及利益，對所牽涉之各方亦有相互利益。

由獨立非執行董事羅嘉瑞醫生、李積善先生及陳智思先生所組成之獨立董事委員會已成立，負責就酒店業相關交易之條款向獨立股東提供意見。百德能證券已獲委任為獨立財務顧問，負責向獨立董事委員會提供有關上述事項之意見。

本通函旨在向　閣下提供有關酒店業相關交易、新豁免、獨立董事委員會之意見、百德能證券致獨立董事委員會之推薦建議函件之進一步資料，並向　閣下提供股東特別大會通告。

酒店業相關交易

本集團透過SWAN(本公司間接擁有其85%權益之附屬公司)，向M&C集團所擁有之酒店提供之酒店業相關交易，主要包括酒店訂房服務及酒店相關風險管理服務。

酒店訂房服務

本集團就酒店訂房服務所收取之費用，包括了每月服務費及交易費。每月服務費乃根據持續提供支援服務之水平而徵收。所提供之支援服務，包括提供有關以下各項之意見：酒店應與那一家第三者網站組成夥伴、在不同分銷渠道上應呈示之房租，以及酒店應向不同市場層面採取之策略。交易費乃於每次訂房時徵收，並按預計訂房數量(該酒店預期於合約期間內將獲得之數量)而預先與客戶協定徵收。會帶來大量交易之客戶，一般享有大幅度折扣。M&C集團及獨立第三者均按相同基準而被徵收費用。

酒店相關風險管理服務

本集團提供之酒店相關風險管理服務，主要包括協助酒店透過集體議價而取得具競爭力之保費、對各酒店進行風險審核、實行風險預防培訓計劃，以及向各酒店提供軟件，以記錄及追溯過去所發生之意外，藉以達致較佳風險管理。該等服務一向是根據酒店物業之保險要求(部分是根據該酒店之不同覆蓋範圍及規模而定)而提供。服務費乃每次根據向各個別客戶所提供及協定之服務類別及範圍而徵收。關連人士及獨立第三者均按相同基準而被徵收費用。

City e-Solutions Limited

(於開曼群島註冊成立之有限公司)

董事：
郭令明(主席兼董事總經理)
楊為榮(行政總裁)
郭令裕
郭令栢
顏溪俊
王鴻仁*
葉偉霖

獨立董事：
羅嘉瑞醫生*
李積善*
陳智思*

* 非執行董事

主要辦事處：
香港
灣仔
港灣道23號
鷹君中心
28樓2803室

註冊辦事處：
轉交Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

敬啟者：

重續持續關連交易之豁免

緒言

於二零零三年一月二十四日宣佈，就(其中包括)酒店業相關交易之二零零零年豁免已於二零零二年十二月三十一日屆滿。為使本集團能夠於二零零零年豁免屆滿後訂立酒店業相關交易，本公司已向聯交所申請一項有條件豁免，於截至二零零五年十二月三十一日止三個財政年度各年，豁免嚴格遵守上市規則第14章之規定。待聯交所授出新豁免及獨立股東於股東特別大會上批准酒店業相關交易後，本集團將會繼續與M&C集團訂立酒店業相關交易。

釋 義

「港元」	指	香港法定貨幣港元
「新加坡元」	指	新加坡共和國法定貨幣新加坡元
「英鎊」	指	英國法定貨幣英鎊

「獨立董事委員會」	指	為向獨立股東提供酒店業相關交易條款之意見而成立之獨立董事委員會，由羅嘉瑞醫生、李積善先生及陳智思先生組成
「獨立股東」	指	本公司之股東，不包括城市發展及其聯繫人
「最後實際可行日期」	指	二零零三年二月十三日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「M&C」	指	Millennium & Copthorne Hotels plc，一間於英格蘭及威爾斯註冊成立之公眾公司，其股份於倫敦證券交易所有限公司上市，由城市發展間接擁有其約52%權益
「M&C集團」	指	M&C及其附屬公司
「新豁免」	指	本公司向聯交所提交之豁免申請，就酒店業相關交易申請豁免嚴格遵守上市規則
「百德能證券」	指	百德能證券有限公司，根據香港法例第333章證券條例註冊之投資顧問兼證券交易商
「披露權益條例」	指	香港法例第396章證券（披露權益）條例
「股東」	指	本公司股本中每股面值1.00港元之股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「SWAN」	指	SWAN Inc.，一間於美國科羅拉多州註冊成立之公司，本公司及M&C分別間接持有其已發行股本85%及15%
「英國」	指	大不列顛及北愛爾蘭聯合王國
「美國」	指	美利堅合眾國
「%」	指	百分比

釋　義

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「二零零零年通函」	指	本公司於二零零零年七月十七日就(其中包括)本集團與M&C集團訂立酒店業相關交易而刊發之通函
「二零零零年豁免」	指	聯交所於二零零零年，就(其中包括)酒店業相關交易授出之豁免，豁免本公司嚴格遵守上市規則之有關規定，惟須待二零零零年通函所載若干條件達成後，方可作實
「聯繫人」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「城市發展」	指	城市發展有限公司，一間於新加坡共和國註冊成立之公司，其股份於新加坡證券交易所有限公司上市，乃持有本公司已發行股本約52%之控股股東
「本公司」	指	City e-Solutions Limited，一間於開曼群島註冊成立之公司，其股份於聯交所上市，城市發展擁有其約52%權益
「董事」	指	本公司董事
「股東特別大會」	指	本公司將於二零零三年三月十三日上午九時十五分於香港灣仔港灣道23號鷹君中心28樓2803室舉行之股東特別大會或其任何續會，以考慮及酌情批准酒店業相關交易及有關事宜，大會通告載於本通函第23頁
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「酒店業相關交易」	指	本集團透過SWAN，向M&C集團所擁有之酒店提供之若干酒店業相關服務。聯交所曾就此授出二零零零年豁免。有關詳情載於本通函「酒店業相關交易」一節

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之City e-Solutions Limited股份全部**售出或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

ces.

City e-Solutions Limited

(於開曼群島註冊成立之有限公司)

重續持續關連交易之豁免

獨立董事委員會之獨立財務顧問

百德能
證券

獨立董事委員會函件載於本通函第10頁。載有百德能證券有限公司提供予獨立董事委員會意見之函件載於本通函第11至16頁。

本公司謹訂於二零零三年三月十三日上午九時十五分於香港灣仔港灣道23號鷹君中心28樓2803室舉行股東特別大會，大會通告載於本通函第23頁。　閣下無論能否出席該大會，敬請將隨附之代表委任表格按所印列之指示填妥，並盡快交回本公司之主要辦事處，地址為香港灣仔港灣道23號鷹君中心28樓2803室，惟在任何情況下須於大會或其任何續會指定舉行時間48小時前送達。　閣下填妥並交回代表委任表格後，仍可親身出席大會或其任何續會，並可於會上投票。

二零零三年二月十七日